Exhibit a(i)(iv)
[Cushing Funds Letterhead]
July 17, 2017
[UNITHOLDER NAME]
[UNITHOLDER ADDRESS]
 [UNITHOLDER ADDRESS]
Dear [UNITHOLDER NAME]:
The Fund’s quarterly tender offer to repurchase Common Units begins today, July 17, 2017, and will end at 5:00 p.m., Central time on August 15, 2017. Common Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
Should you wish to tender all or a portion of your Common Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it arrives no later than 5:00 p.m., Central time, on August 15, 2017.

If you do not wish to sell your Common Units during this tender offer period, simply disregard this notice. No action is required if you do not wish to sell any portion of your Common Units at this time.

All tenders of Common Units must be received by the Fund, either by mail, e-mail or fax (if by e-mail or by fax, please deliver an original, executed copy promptly thereafter) in good order by 5:00 p.m., Central time, on August 15, 2017, unless the tender offer is extended.
To understand the tender offer fully, and for a more complete discussion of the terms and conditions of the tender offer, we encourage you to read carefully the entire Offer to Purchase and the related Letter of Transmittal, each enclosed herewith. If you have any questions please contact the Fund by e-mail at investorservices@usbank.com or by calling (877) 653-1415.

Sincerely,
/s/ Jerry V. Swank